UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/17 (MM/DD/YY) AND ENDING 04/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 BROADRIVER RD
(No. and Street)

ORMOND BEACH (City) FL (State) 32174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CLIFTON MORRIS JR 386-677-9557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL D. STAR, PA, CPA
(Name – *if individual, state last, first, middle name*)

2422 SOUTH ATLANTIC AVE DAYTONA BEACH SHORES, FL 32118
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CLIFTON MORRIS JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCDUFFIE MORRIS FINANCIAL GROUP, INC, as of APRIL 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

STACY BOWDRE
Notary Public - State of Florida
Commission # GG 003042
My Comm. Expires Oct 11, 2020
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCDUFFIE MORRIS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED APRIL 30, 2018

MCDUFFIE MORRIS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED APRIL 30, 2018

TABLE OF C O N T E N T S

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of MCDUFFIE MORRIS FINANCIAL GROUP, INC.

Opinion on the Financial Statements

We have audited the financial statements of MCDUFFIE MORRIS FINANCIAL GROUP, INC.("Company") which comprise the statement of financial condition as of April 30, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated in all material respects, in relation to the financial statements as a whole.

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

We have served as McDuffie Morris Financial Group, Inc.'s auditor since 2016.
June 20, 2018

McDUFFIE MORRIS FINANCIAL GROUP INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF APRIL 30, 2018

ASSETS		For Year Ended April 30, 2018
CURRENT ASSETS		
Cash and cash equivalents	$	13,777
Accounts receivable		-
Other current assets - Prepaid insurance		-
Total current assets		13,777
PROPERTY AND EQUIPMENT, net		
Furniture and fixtures		12,627
Leasehold improvements		8,266
Less accumulated depreciation		(20,893)
Net Property and Equipment		-
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	13,777
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$	1,541
Other Accrued expenses		-
Total current liabilities		1,541
STOCKHOLDER'S EQUITY		
Capital stock, $10 stated value, authorized 1,000 shares; issue and outstanding, 700 shares		7,000
Additional paid in capital		3,000
Retained earnings		2,236
Total Stockholders' Equity		12,236
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	13,777

See notes to financial statements and auditors' report.

McDUFFIE MORRIS FINANCIAL GROUP INC.
STATEMENTS OF OPERATIONS
AS OF APRIL 30, 2018

		2017
REVENUES:		
Revenue from sale of investments	$	280,748
Interest income		62
Total revenue		280,810
EXPENSES:		
Salaries and other employment costs	$	250,292
Other compensation and benefits		1,168
Regulatory fees and expenses		5,247
General operating expenses		26,499
Total expenses		283,206
NET (LOSS) FROM OPERATIONS	$	(2,396)

See notes to financial statements and auditors' report.

McDUFFIE MORRIS FINANCIAL GROUP INC.
STATEMENTS OF CHANGES IN STOCKHOLDR'S EQUITY
AS OF APRIL 30, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, April 30, 2017	$ 7,000	$ 1,995	$ 4,632	$ 13,627
Plus Capital Contributions		1,005		$ 1,005
Less Distributions				-
Net income (loss) for 2017			$ (2,396)	(2,396)
Balances, April 30,2018	$ 7,000	$ 3,000	$ 2,236	$ 12,236

See notes to financial statements and auditors' report.

McDUFFIE MORRIS FINANCIAL GROUP INC.
STATEMENTS OF CASH FLOWS
AS OF APRIL 30, 2018

		2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(2,396)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		
Net change in operating assets and liabilities:		
Increase in accounts receivable		5,518
Decrease in other current assets		-
Decrease in accounts payable and accrued expenses		1,357
Decrease in deferred revenue		
NET CASH PROVIDED BY OPERATING ACTIVITIES		4,479
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		-
Net change Capital contributions		1,005
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		1,005
NET CHANGE IN CASH AND CASH EQUIVALENTS		5,484
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		8,293
CASH AND CASH EQUIVALENTS, END OF YEAR	$	13,777

See notes to financial statements and auditors' report.

McDUFFIE MORRIS FINANCIAL GROUP INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30,2018

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	12,236
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		12,236
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at April 30, 2017		-
Total capital and allowable subordinated liabilities		12,236
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		-
Other assets		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		12,236
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	12,236
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	-
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		7,236
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		6,236

See notes to financial statements and auditors' report.

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
McDuffie Morris Financial Group, Inc. ("Company") was incorporated in the state of Maryland and started operations in October 1995. The Company subsequently moved its charter to the state of Florida in December 2003. The Company maintains a branch office in Maryland, with the main office in Florida. The Company was approved to operate as a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides mutual funds, tax deferred investments, and related insurance products.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
The Company recognizes commissions and fees earned on initial investment contracts as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a client decide to cancel their investment in an annuity or life insurance product with the initial one-year period. Such charge backs are recognized when incurred.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company files its federal and state income tax returns using the accrual basis of accounting. As such, there are no timing differences between the financial statements and the tax returns. Accordingly, no provision for deferred income tax has been included in these financial statements.

At April 30, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2014 through 2017) remain subject to income tax audits.

Fair Value of Financial Instruments
The carrying amounts reflected in the financial statements for cash, other assets, due to parent and accrued expenses approximate their respective fair values due to the short term maturities of these instruments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 ***Financial Instruments, Concentration of Risk and Contingencies***

Financial instruments subject to risk concentration are cash and cash equivalents. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. The cash and cash equivalents for the Company do not exceed the FDIC insured limit as of April 30, 2018.

Note 3 ***Property and Equipment***

Property and equipment consist of furniture and fixtures. There was no depreciation expense for the year ended April 30, 2018. Expenditures for maintenance and repairs was $300.

Note 4 **Commitments, Contingencies, and Related Party Transactions**

The officer and sole shareholder of the Company is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Company. These results could be significantly different from those that would have been obtained if the Company was unrelated. Morris Wealth Management Group, LLC ("MWMGLLC") charged management fees of $140,000 for the year ended April 30, 2018. The Company pays annually $18,000 in rent for its office location to owner, Clifton Morris, Jr. through a lease agreement which is on a year to year basis. Additionally, certain common resources, equipment and personnel without separate fees being charged.

Note 5 **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At April 30, 2018, the Company has net capital and net capital requirements of $12,236 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0 to 1.

Note 6 **Regulatory Requirements**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 7 **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

McDUFFIE MORRIS FINANCIAL GROUP INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30,2018

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	12,236
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		12,236
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at April 30, 2017		-
Total capital and allowable subordinated liabilities		12,236
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		-
Other assets		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		12,236
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	12,236
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	-
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		7,236
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		6,236

See notes to financial statements and auditors' report.

McDUFFIE MORRIS FINANCIAL GROUP INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
APRIL 30, 2018

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition	$	-
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	-
Ratio: Aggregate indebtedness to net capital		0.00%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of April 30,2018)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		12,236
Net audit adjustments		-
Net capital per above		12,236

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of April 30,2018.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
McDuffie Morris Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) McDuffie Morris Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the securities Exchange Act of 1934.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

June 20, 2018

McDUFFIE/MORRIS FINANCIAL GROUP, INC.
Clifton Morris Jr, CLU, ChFC
President

3 BROADRIVER ROAD · ORMOND BEACH, FLORIDA 32174-8744
PHONE*(386)677-9557* FAX: (410)675-9699 * MOBIL (386)506-9925
EMAIL:CLIFF@MYMMFG.COM

May 15. 2018

Michal D. Star, CPA
2422 South Atlantic Avenue
Daytona Beach Shores. FL 32118

Re: Exemption Report claimed under Rule 15c3-3(k)(2)(ii)

Dear Mr. Star

In connection with your engagement to perform a review of McDuffie-Morris Financial Group, Inc. Exemption Report under Rule 15c3-3(k)(2)(ii) for the year ended April 30. 2018. which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. we confirm to the best knowledge and belief, McDuffie-Morris Financial Group, Inc. has met the exemption provision of Rule 15c3-3(k)(2)(ii) without exception throughout for the year ended April 30, 2018. The Firm is exempt from Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule 15c3-3(k)(2)(ii).

We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to April 30,2018 that McDuffie-Morris Financial Group, Inc. would not have met the exemption provisions of Rule 15c3-3(k)(2)(iii).

Your report is intended solely for the information and use of McDuffie-Morris Financial Group. Inc, the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. and is not intended to be and should not be used by anyone other than those specified parties.

McDuffie-Morris Financial Group. Inc.

Clifton Morris. Jr.. CLU. ChFC
President

***SECURITIES:* Through McDuffie / Morris Financial Group, Inc., A Registered Broker / Dealer, and Member FINRA, Investment Advisory Affiliate: First National Financial Planning Corp.**

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF EXCLUSION FORM MEMBERSHIP (FORM SIPC-3)

Managing Member of McDuffie Morris Financial Group Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2018, which were agreed to by McDuffie Morris Financial Group Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating McDuffie Morris Financial Group Inc.'s compliance with the applicable instructions of Form SIPC-3. McDuffie Morris Financial Group Inc.'s management is responsible for McDuffie Morris Financial Group Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Confirmed that Form SIPC-3 was filed and completely filled out.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
June 20, 2018

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [x] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [x] (II) the sale of variable annuities;
  - [x] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x ________________ April 30, 2018
Authorized Signature/Title Date

SIPC-3 2018

8-48782 FINRA APR 02/01/1996
MCDUFFIE/MORRIS FINANCIAL GROUP INC
3 BROADRIVER ROAD
ORMOND BEACH, FL 32174-8744

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3 FY 2018

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending April 30, 2018 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [x] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [x] (II) the sale of variable annuities;
  - [x] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.